UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)
Under the Securities Exchange Act of 1934

STRYKER CORPORATION
(Name of Issuer)

Common Stock , $.10 Par Value
(Title of Class of Securities)

863667 10 1
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

1.	NAMES OF REPORTING PERSONS
John W. Brown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
19,844,700 Shares
	6.	SHARED VOTING POWER
260,000 Shares
	7.	SOLE DISPOSITIVE POWER
19,844,700 Shares
	8.	SHARED DISPOSITIVE POWER
260,000 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,104,700 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.28%
12.	TYPE OF REPORTING PERSON
IN

Item 1.	(a)	Name of Issuer:
Stryker Corporation
	(b)	Address of Issuer's Principal Executive Offices:
2825 Airview Boulevard, Kalamazoo, MI 49002
Item 2.	(a)	Name of Person Filing:
John W. Brown
	(b)	Address of Principal Business Office, or if None, Residence:
750 Trade Centre Way, Suite 145, Portage, MI 49002
	(c)	Citizenship:
U.S.
	(d)	Title of Class of Securities:
Common Stock, $.10 Par Value
	(e)	CUSIP Number:
863667 10 1
Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
20,104,700 shares
(b) Percent of class:
5.28%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 19,844,700 shares,
(ii) Shared power to vote or to direct the vote 260,000 shares,
(iii) Sole power to dispose or to direct the disposition of 19,844,700 shares,
(iv) Shared power to dispose or to direct the disposition of 260,000 shares
Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013	/s/ JOHN W. BROWN
John W. Brown